NSAR ITEM 77C


Van Kampen American Capital Global Managed Assets Fund


(a)  A Special Meeting of Shareholders was held on May 28, 1997.

(b) The election of Trustees of Van Kampen American Capital Global Managed Assets Fund (the "Fund") included:

     J. Miles Branagan, Richard M. DeMartini, Linda Hutton Heagy,
     R. Craig Kennedy, Jack E. Nelson, Jerome L. Robinson, Phillip B. Rooney, Fernando Sisto and Wayne W. Whalen

(c)  The following were voted on at the meeting:

     (1) Approval of New Investment Advisory Agreement in the event of a change of control of the Adviser.

          For 1,100,032              Against    9,497

          Approval of New Subadvisory Agreement in the event of a change of control of the Adviser.

          For 1,104,807              Against    9,265

     (4) For each AC Fund, to Ratify the Selection of Price Waterhouse LLP Independent Public Accountants for its Current Fiscal Year.

          For 1,106,351              Against    4,191